Mail Stop 3561

July 25, 2008

Quan Long Chen
Chief Executive Officer
China Fruits Corporation
Fu Xi Technology & Industry Park
Nan Feng County
Jiang Xi Province
People's Republic of China

> **Re: China Fruits Corporation**
> **Form 10-K/A for Fiscal Year Ended**
> **December 31, 2007**
> **Filed July 11, 2008**
> **File No. 000-22373**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for Fiscal Year Ended December 31, 2007

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 15

1. It appears that the report of the independent accountant should present a dual date to reflect the revisions that were made to footnotes four and thirteen in accordance with the guidance in AU Section 530. Please revise the report accordingly or provide a detailed discussion as to why the auditors do not believe the dual-dating is required.

Consolidated Statements of Stockholders' Equity, page 19

2. We note that your response to our prior comment two indicates that the $(1,000,229) entry and the $998,000 entry to additional paid in capital to record the reverse merger are meant to reflect that China Fruits Corporation ("China Fruits" – formerly Diversified Financial Resources) had $0 net assets prior to the recapitalization. This appears to be inconsistent with the Form 10-Q for the three months ended March 31, 2006 for China Fruits which states that the net assets were $(1,700,781). In addition, the $998,000 entry appears to relate to a transaction that occurred on June 26, 2006 for the issuance of 2,000,000 shares of common stock for the settlement of a $1,000,000 outstanding liability and does not appear to be related to the merger transaction. Please clarify or advise.

Notes to Consolidated Financial Statements

Note 12 – Capital Transactions, page 23

3. We note your response to our prior comment seven which states that you recorded the difference between the liability settled and the fair value of the common stock issued to additional paid in capital. It appears from the disclosure on page 18 that the difference recorded to additional paid in capital was $998,000 which is inconsistent with the fair value of the stock of $3.26 million (i.e. calculated as the two million shares issued multiplied by your stock price of $1.63 per share on the day of settlement, June 26, 2006). Please clarify or advise.

4. In connection with the previous comment, your response indicates that the impact of this transaction was eliminated in conjunction with recording the recapitalization. However, it appears that this transaction occurred on June 26, 2006 which was after the date the recapitalization was consummated. Please advise.

Note 13 – Stock Based Compensation, page 23

5. We note your response to our prior comment eight. Your response states that the two consulting contracts entered into during 2006 provide for a sufficiently large disincentive for non-performance. Please provide us with a detailed explanation of the disincentive for non-performance and your analysis under EITF 96-18. Please note that EITF 96-18 states that neither the forfeiture of the equity instruments granted nor the ability to sue for non-performance represent a sufficiently large disincentive to ensure contract performance.

6. In connection with the previous comment, please provide us with a courtesy copy of both of the consulting contracts entered into during 2006.

Item 8A(T) – Controls and Procedures, page 24

7. We note your response to our prior comment nine, but we did not find the noted revision in our review of your amended filing. As such, the comment will be re-issued. Please revise to disclose the framework used to evaluate the effectiveness of your internal control over financial reporting. Refer to Item 308T of Regulation S-K.

Other Exchange Act Filings

8. Please revise your other Exchange Act filings, as necessary, to reflect changes resulting from the comments above.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Angela Halac, Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services